Filed by Lionheart Acquisition Corporation II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lionheart Acquisition Corporation II

Commission File No. 001-39445

Disrupting the Antiquated Healthcare Reimbursement System and Innovating Life-Saving Technologies: Join MSP Recovery CEO & Founder, John H. Ruiz, in a Fireside Chat on Friday at 11AM ET

IPO Edge and the Palm Beach Hedge Fund Association will host a fireside chat with the CEO & Founder of MSP Recovery, LLC on Friday, November 19 at 11am ET to discuss how MSP is disrupting the antiquated healthcare reimbursement system with data-driven solutions to secure recoveries against responsible parties. The live event will feature MSP CEO & Founder John H. Ruiz joined by IPO Edge Editor-in-Chief John Jannarone and Editor-at-Large Jarrett Banks in a moderated video session lasting approximately 60 minutes and including a Q&A with the audience.

To register, CLICK HERE

Founded in 2014, MSP Recovery has become a Medicare, Medicaid, commercial, and secondary payer reimbursement recovery leader, disrupting the antiquated healthcare reimbursement system with data-driven solutions to secure recoveries against responsible parties, while providing the industry with comprehensive compliance solutions.

In July, Lionheart Acquisition Corporation II (Nasdaq: LCAP), a special purpose acquisition company, announced a definitive agreement for a business combination that would result in MSP Recovery becoming a publicly listed company. Upon the closing of the transaction, the combined company will be named MSP Recovery, and its common stock, existing warrants and additional warrants are expected to trade on Nasdaq under the new ticker symbols “MSPR”, “LCAP W”, and “MSPR W”, respectively.

Mr. Ruiz will discuss:

•	Why MSP Recovery is one of the only IT companies of its kind in the healthcare industry today.
•	The innovations MSP Recovery is bringing to the healthcare and technology space.
•	What MSP Recovery is doing to help save Medicare and Medicaid money, thus benefitting taxpayers.
•	New partnerships announced by MSP Recovery since the announcement of its SPAC.

About the Speaker:

John H. Ruiz is a founder of MSP Recovery and has served as its President and Chief Executive Officer since MSP’s inception. Mr. Ruiz was named as a “2020 Power Lawyer” by Lawyers of Distinction for his accomplishments in healthcare law. He was also named “2019’s DBR Florida Trailblazer” for his work in integrating data analytics into the practice of law and for its positive impact on healthcare recoveries across the mainland U.S. and Puerto Rico.

Over the course of his 30-year legal career, Mr. Ruiz has gained national recognition in class action, mass tort litigation, MDL consolidated cases, medical malpractice, products liability, personal injury, real estate, and aviation disaster cases. Recently, Mr. Ruiz led the legal strategy in the landmark victory handed down by the U.S. Court of Appeals for the Eleventh Circuit in MSP Recovery Claims Series v. Ace American ( 11th Cir.) (Sept. 4, 2020). In addition, he has certified more than 100 class actions and led MSP’s participation in Humana v. Western Heritage (11th Cir.) (Aug. 8, 2016), MSP Recovery v. Allstate (11th Cir.) (Aug. 30, 2016), and MSPA Claims 1, LLC v. Kingsway Amigo Ins. Co. (11th Cir.) (Feb 13, 2020).

The class actions in which Mr. Ruiz has been involved as counsel have collected an aggregate of more than $20 billion in settlement proceeds to date. Mr. Ruiz has successfully certiﬁed class actions against major car insurers in the State of Florida and led litigation teams to some of the largest awards in Florida against major insurance companies.

Mr. Ruiz is licensed to practice before the Court of Appeals for the Fourth Circuit, the US Court of Appeals for the Second Circuit, the US Court of Appeals for the Third Circuit, and the Florida Supreme Court. Mr. Ruiz has a proven track record of leadership, business entrepreneurship, and IT innovation.